                                                                      EXHIBIT 19

BUTLER MANUFACTURING COMPANY
Third Quarter Report 2002
Nine Months Ended September 30, 2002

Third quarter sales for Butler Manufacturing Company were $239 million compared with $250 million last year. Net earnings for the quarter were $1.7 million, or $.27 per share. Last year we earned $5.9 million, or $0.94 per share. While there was a modest seasonal pick-up in the third quarter, as anticipated, the combination of higher steel costs and lower selling prices due to tough competitive conditions limited the improvement in net earnings.


For the nine months, sales were $635 million compared with $658 million a year ago. The competitive pressure on selling prices, coupled with higher costs, depressed gross profit margins, resulting in a $3.4 million, or $0.54 per share, loss year to date.. Last year for the first nine months we earned $6.6 million, or $1.04 per share.



The North American Building Systems segment produced year-to-date sales of $296 million, approximately 9% lower than 2001. The operating loss through the first nine months was $9 million compared with operating income of $4.4 million for the same period last year. Lower selling prices as a result of intense price competition and higher steel, healthcare and employee separation costs all contributed to this loss. The markets for both our pre-engineered metal and wood buildings remain weak.


The Metal Building Manufacturers Association reports industry sales declined approximately 11% through August, the latest data available. If that trend continues through the end of this year, the peak to trough sales decline in the metal building industry will be approximately $1 billion, or 39%, spanning 1998 to 2002. We have reduced our capacity and staffing levels and increased prices to pass along the higher steel costs related to the steel industry tariffs granted by the federal government. We are also improving our capability to serve the commercial and community nonresidential construction markets, lessening our dependence on the depressed industrial building market. Our competitive position remains solid and we have maintained market share in this difficult market.


Our International Building Systems segment reported nine month sales of approximately $81 million, 42% higher than last year, all related to Butler's China pre-engineered metal building operations. Operating income in this segment was $5.3 million, compared with $1.3 million a year ago with the income in both years primarily from our China operation. Our China business execution is outstanding and our strategy is working well. We are committed to expanding our market leading position in this dynamic, growth market as evidenced by the addition of the second plant which is on schedule for completion and opening early next year. We completed the sale of our European business in July, and have licensed our technology and trademarks to the Lindab Group AB. We will continue to provide marketing support and leads to them for European building opportunities. The asset values received upon sale were greater than originally estimated, and more than offset additional severance and other benefit costs incurred, allowing for a net restructuring charge recovery of $0.6 million during the quarter.


The Vistawall Architectural Products segment sales were $166 million, 6% lower than a year ago, comparing favorably with the 21% drop in overall commercial construction market. Operating earnings were approximately $7.6 million compared with $12 million a year ago. The drop in operating earnings is related to lower sales and more intense price competition which has depressed selling prices. Operating expenses in this business have been well managed.

Our Construction business sales for the first nine months were $93 million compared with approximately $87 million for the same period last year. Operating earnings were $1.6 million compared with $1.5 million last year. We have enjoyed good success concentrating this business on large, complex structures for major corporate customers and are working in close partnership with our Butler Builder network to successfully execute several projects. The Real Estate segment sales were $16 million through the first nine months compared with $32 million last year. Pretax earnings were $3.1 million compared with $5.5 million a year ago. As noted in previous reports, the lower backlog at the beginning of the year coupled with the slower economy has resulted in fewer opportunities for our real estate business.

At its September board meeting, the Board of Directors of the company approved the quarterly dividend of $0.18 per share, maintaining our annual rate of $.72 per share. Our dividend program provides our shareholders an attractive current return in an otherwise tough stock market.
The company's backlog was $284 million compared with $323 million last year, excluding Europe. Our higher margin product backlog is approximately 3% lower compared with last year, excluding Europe, and the construction backlog is approximately 42% lower.



The nonresidential construction market still shows no sign of improvement to date, marking three consecutive years of decline. F. W. Dodge reports that orders through August were 9% lower compared with last year. Based upon our current outlook for the fourth quarter, Butler will record a loss for the quarter and for the year. We take a realistic view of the current market outlook and will continue to focus our efforts on improving our cost competitiveness, developing new products and markets to position Butler for resurgence in growth and earnings when the economy recovers.



Cordially yours,



/s/ John Holland
----------------

John Holland

Chairman and Chief Executive Officer



October 21, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

                                             THREE MONTHS ENDED SEPTEMBER 30,               NINE MONTHS ENDED SEPTEMBER 30,
                                             --------------------------------               -------------------------------
                                                2002                  2001                     2002                 2001
                                             -----------           ----------               -----------          ----------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE
AMOUNTS)

Net sales                                    $  238,501            $  249,676               $  634,774           $  658,207
Cost of sales                                   206,232               208,770                  551,175              558,878
                                             ----------            ----------               ----------           ----------
  Gross profit                                   32,269                40,906                   83,599               99,329
Selling, general and administrative
  expenses                                       30,414                30,302                   86,160               85,620
Restructuring Credit, net                          (631)                   --                     (631)                  --
                                             ----------            ----------               ----------           ----------
  Operating income (loss)                         2,486                10,604                   (1,930)              13,709
Other income, net                                   961                   861                    1,577                1,567
                                             ----------            ----------               ----------           ----------
   Earnings (loss) before interest
     and taxes                                    3,447                11,465                     (353)              15,276
Interest expense                                  1,942                 1,949                    5,875                5,022
                                             ----------            ----------               ----------           ----------
   Pretax earnings (loss)                         1,505                 9,516                   (6,228)              10,254
Income tax expense (benefit)                       (187)                3,588                   (2,846)               3,704
                                             ----------            ----------               ----------           ----------
   Net earnings (loss)                       $    1,692                 5,928                   (3,382)               6,550
                                             ==========            ==========               ==========           ==========
Basic earnings (loss) per common share       $     0.27            $     0.94               $    (0.54)          $     1.04
                                             ==========            ==========               ==========           ==========
Diluted earnings (loss) per common share     $     0.27            $     0.94               $    (0.54)          $     1.04
                                             ==========            ==========               ==========           ==========
Basic weighted average number of shares       6,321,912             6,290,196                6,309,066            6,282,147
Diluted weighted average number of shares     6,325,052             6,293,169                6,309,066            6,285,761

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30,                                             2002        2001
----------------                                          --------     --------
(DOLLARS IN THOUSANDS)

ASSETS:
  Cash and equivalents                                    $ 56,988     $ 51,645
  Receivables, net                                         120,375      146,951
  Inventories                                               58,334       58,245
  Real estate developments in progress                       9,539       29,430
  Prepaid income taxes                                      16,635       10,587
  Other current assets                                       8,433        9,203
                                                          --------     --------
    Total current assets                                   270,304      306,061

  Investments and other assets                              53,949       41,733
  Assets held for sale                                       3,684        3,684
  Plant and equipment, net                                 138,449      131,495
                                                          --------     --------
                                                          $466,386     $482,973
                                                          ========     ========

LIABILITIES & SHAREHOLDERS' EQUITY:
  Notes payable                                           $  1,839     $  1,889
  Current maturities of long-term debt                       5,528        5,581
  Accounts payable                                          73,215       77,884
  Accrued liabilities                                      101,723       92,557
  Taxes on income                                            5,115       11,826
  Dividends payable                                          1,136        1,132
                                                          --------     --------
    Total current liabilities                              188,556      190,869

  Deferred income taxes                                      3,683        1,409
  Other non-current liabilities                             17,715       18,254
  Long-term debt                                            97,843      103,327
  Shareholders' equity                                     158,589      169,114
                                                          --------     --------
                                                          $466,386     $482,973
                                                          ========     ========

CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30,                             2002          2001
-------------------------------                          ----------   ----------
(Dollars in thousands)

CASH FROM
OPERATING ACTIVITIES:
     Net earnings (loss)                                 $  (3,382)    $  6,550
     Depreciation and amortization                          13,219       12,775
     Restructuring charge                                   (1,137)          --
     Change in assets and liabilities                       10,362       32,267
     Other, net                                                117         (360)
                                                         ---------     --------
          Total                                             19,179       51,232
                                                         ---------     --------

CASH FROM INVESTING ACTIVITIES:
     Capital expenditures                                   (7,584)     (26,681)
     Capital expenditures -- Software                       (6,330)      (3,745)
     Proceeds from European assets sale                      2,345           --
     Other, net                                                 --          148
                                                         ---------     --------
          Total                                            (11,569)     (30,278)
                                                         ---------     --------

CASH FROM FINANCING ACTIVITIES:
     Dividends                                              (3,400)      (3,200)
     Net change in long-term debt                             (402)      50,029
     Net change in short-term debt                            (350)     (33,248)
     Purchase and sale of
          treasury stock, net                                  673          787
     Other, net                                                288         (532)
                                                         ---------     --------
          Total                                             (3,191)      13,896
                                                         ---------     --------
INCREASE IN CASH AND EQUIVALENTS                         $   4,419     $ 34,790
                                                         =========     ========